On September 10, 2013, a special meeting of shareholders
was held, but the meeting was adjourned to October 10,
2013 because not enough proxies had been submitted
by shareholder by September 10, 2013 to meet the
quorum requirements for the meeting.?? Quorum was
reached prior to the adjournment meeting date so the
meeting was held on October 10, 2013.